                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.16 )*




                                DATASCOPE CORP.
                   -----------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)

                                 238113104
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP NO. 238113104                 13G                   PAGE  2  OF 5  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lawrence Saper         ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

                    5    SOLE VOTING POWER

                           2,538,430


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY              0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  2,538,430


                    8    SHARED DISPOSITIVE POWER

                           0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,538,430



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

               X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               15.2%


12   TYPE OF REPORTING PERSON*


               IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  Item 1         (a)      Name of Issuer:                         Datascope Corp.

  Item 1         (b)      Address of Issuer's                     14 Philips Parkway
                          Principal Executive                     Montvale, NJ  07645
                          Offices:

  Item 2         (a)      Name of Person Filing:                  Lawrence Saper

  Item 2         (b)      Address of Principal                    c/o Datascope Corp.
                          Business Office or,                     14 Philips Parkway
                          If None, Residence:                     Montvale, NJ  07645

  Item 2         (c)      Citizenship:                            U.S.A.

  Item 2         (d)      Title of Class of Securities:           Common Stock, par value $.01 per
                                                                  share

  Item 2         (e)      CUSIP No.:                              238113104

  Item 3                  Not Applicable

  Item 4                  Ownership:

                 (a)      Amount Beneficially Owned:              2,538,430(1)

                 (b)      Percent of Class:                       15.2%

----------------------------------

               1/ Does not include (i) 20,858 shares held in trust for the benefit of one of Mr. Saper's minor children, (ii) 11,783 shares held in trust for Mr. Saper's other minor child or (iii) 3,150 shares owned by Carol Saper, Mr. Saper's wife. The trustees of such trusts are Martin Nussbaum, a citizen of the United States residing at 335 Beechmont Drive, New Rochelle, New York 10804 and Carol Saper, a citizen of the United States residing at 812 Park Avenue, New York, New York. Lawrence Saper disclaims beneficial ownership of these shares. Does not include 400,000 shares which are owned by an irrevocable trust of which Carol Saper and Daniel Brodsky are Trustees. Mr. Saper will receive annual distributions from that trust equal to 34% of the trust's initial fair market value until September 28, 1997; thereafter the sole beneficiaries are Mr. Saper's wife, Carol Saper, and his descendants. The Trustees have the sole right to vote and dispose of the shares. Daniel Brodsky is a citizen of the United States who resides at 895 Park Avenue, New York, New York. Mr. Saper disclaims beneficial ownership of these shares. Includes 545,000 shares which are subject to currently exercisable options which includes an option to purchase 500,000 shares, which option became exercisable on August 3, 1994, subject to certain conditions and 1,350 shares held in trust for Mr.
                    Saper pursuant to the Issuer's 401(k) plan.


                                Page 3 of 5 Pages

             (c)      Number of shares as to
                      which such person has:

                      (i)      sole power to vote or to direct the
                               vote:                                  2,538,430

                      (ii)     shared power to vote or to direct the
                               vote:                                      - 0 -

                      (iii)    sole power to dispose or to direct the
                               disposition of:                        2,538,430

                      (iv)     shared power to dispose or to direct
                               the disposition of:                        - 0 -

  Item 5              Ownership of Five Percent or Less of a Class:
                      Not Applicable.

  Item 6 Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

  Item 7              Identification and Classification of the
                      Subsidiary Which Acquired the Security Being
                      Reported on by the Parent Holding Company:
                      Not Applicable.

  Item 8 Identification and Classification of Members of the Group: Not Applicable.

  Item 9              Notice of Dissolution of Group:  Not
                      Applicable.

  Item 10             Certification:  Not Applicable.


                                Page 4 of 5 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1996                                        /s/  Lawrence Saper
                                                       -----------------------
                                                             Signature



Lawrence Saper, Chairman of the Board and Chief Executive Officer
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Name/Title


                                Page 5 of 5 Pages